

March 28, 2011

<u>Via U.S. Mail</u>

Mr. Edward S. Fleury
Chief Executive Officer
Command Security Corporation
Lexington Park, Lagrangeville, New York 12540

      RE: **Command Security Corporation**
              Form 10-K for the Year ended March 31, 2010
              Filed June 25, 2010
              File No. 001-33525

Dear Mr. Fleury:

      We have completed our review of your Form 10-K and have no further comments at this time.

                     Sincerely,

                     Larry Spirgel
                     Assistant Director

cc: Andrew Hulsh
       Mayer Brown
       Via Facsimile: (212) 262-1910